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                                  EXHIBIT 99.3


                  NETSTAR COMMUNICATIONS, INC. LETTERHEAD HERE




April 2, 1999



Azel Enterprises, Inc.
946 West 7th Avenue
Vancouver, B.C. Canada
V5Z IC3

Dear Mr. T.F. Fred Tham:

As per our telephone conversation of March 25th, 1999, with regard to the purchase of Netstar's issued and outstanding common shares, we wish to confirm our willingness to extend the purchase agreement closing date, as originally stated in the Letter of Intent dated June 23rd, 1998. We understand that the process of qualifying Azel to trade on the OTC Bulletin Board has been delayed beyond Azel's control, and therefore accept this extension accordingly.

We wish to inform you that Netstar is currently trying to finalize negotiations with Tele-Communication, Inc. to take on an additional contract in South Chicago which will potentially yield Netstar $3.7 million in additional revenues. We look forward to working with your group as this pending project, among others, will require the much needed injection of funds which we expect to receive from the Azel transaction.

Should you have any questions with regards to the above matter, please do not hesitate to call me.

Yours sincerely,
NETSTAR COMMUNICATIONS, INC.



Jeety Bhalla
Vice President Finance, CFO